UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Citizens Bancshares Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

173168105
(CUSIP Number)

Rogers & Hardin LLP

2700 International Tower

229 Peachtree Street, N.E.

Atlanta, GA 30303

(404) 525-4700

Attention: Steven E. Fox, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

See Item 5(c)
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 17368105

1.		NAMES OF REPORTING PERSONS Herman J. Russell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 606,789
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 606,789
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 606,789
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%**
14.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

**	Calculated based on 2,056,790 shares of the common stock, $1.00 par value, of Citizens Bancshares Corporation outstanding as of March 28, 2014, as reported in Citizens Bancshares Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013.

Item 1.	Security and Issuer.

The name of the issuer is Citizens Bancshares Corporation, a Georgia corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 75 Piedmont Avenue, N.E., Atlanta, Georgia 30303. This Schedule 13D relates to the Issuer’s voting common stock, $1.00 par value (the “Common Stock”).

Item 2.	Identity and Background.

(a)	This statement is being filed by Herman J. Russell (the “Reporting Person”).

(b)	The address of the Reporting Person is 504 Fair Street, S.W., Atlanta, Georgia 30313.

(c)	The Reporting Person’s present principal occupation is Chairman of the Board of H.J. Russell & Company, a real estate development, construction and property management company, which is located at 504 Fair Street, S.W., Atlanta, Georgia 30313.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 3 of 6 Pages

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body, and the Reporting Person is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

At the time the Issuer became a reporting company under the Act, the Reporting Person owned 181,139 shares of Common Stock, as reported in the Regulation A Offering Statement on Form 1-A filed by the Issuer with the Securities and Exchange Commission on September 17, 1984. Since such date, the Reporting Person has acquired 425,650 shares of Common Stock for total consideration of approximately $3,111,000 using personal funds available on hand. As of March 31, 2009, the Reporting Person beneficially owned an aggregate of 606,789 shares of Common Stock, including 1,508 shares owned by Gibraltar Land, Inc. There has been no change in the Reporting Person’s beneficial ownership of the Common Stock since March 31, 2009.

Item 4.	Purpose of Transaction.

The acquisitions of Common Stock by the Reporting Person between September 17, 1984 and March 31, 2009 were made for investment purposes.

On or about February 18, 2014, the Reporting Person reached an understanding with the Issuer pursuant to which the Issuer will increase the size of its Board of Directors and will fill any vacancies resulting therefrom as soon as reasonably practicable by electing additional directors from a list of nominees mutually acceptable to the Reporting Person and the Issuer.

Except as otherwise indicated in this Item 4, the Reporting Person does not have any present plans or proposals with respect to the Issuer that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Person may at any time and from time to time, and reserves the right to, acquire any securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of market conditions or other factors that may have the effects described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date of this Schedule 13D, the Reporting Person held 606,789 shares of Common Stock, which represented approximately 29.5 % of the outstanding Common Stock as of November 14, 2013. The calculation of this percentage is based on 2,056,790 shares of Common Stock outstanding as of March 28, 2014, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2013. The Cover Page of this Schedule 13D is incorporated herein by reference.

(c)	The Reporting Person has not previously filed a Schedule 13D or Schedule 13G under the Act with respect to the shares of Common Stock beneficially owned or acquired by the Reporting Person. The Reporting Person, having recently been made aware of the requirements of Rules 13d-1 and 13d-2 of the Act, has endeavored to provide in this Schedule 13D all relevant information with respect to events that were reportable thereunder.

No transactions in the Common Stock have been effected by the Reporting Person since March 31, 2009. The table below sets forth: (i) the dates on which or the date ranges during which the Reporting Person acquired shares of Common Stock; (ii) the number of shares of Common Stock acquired on each such date or during each such date range; (iii) the total number of shares of Common Stock held on each such date or as of the end of each such date range; and (iv) the percentage of outstanding shares of Common Stock held on each such date or as of the end of each such date range. All transactions in the Common Stock referenced in the table below were effected in open market or private purchase transactions.

Page 4 of 6 Pages

Date or Date Range	Number of Shares Acquired on Date or During Date Range	Total Shares Held on Date or at End of Date Range		Percent of Outstanding Shares
6/30/1984	—	181,139	(1)	18.8%
7/1/1984 – 4/1/1987	63,592.8	244,731.8	(2)	23.0%
4/2/1987 – 2/22/1988	5,839.20	250,514	(3)	23.1%
2/23/1988 – 2/1/1989	24,576	275,090	(4)	25.3%
2/2/1989 – 2/1/1990	13,995	289,085	(5)	26.6%
2/8/1990 – 3/1/1991	224,356	513,441	(6)	39.4%
3/2/1991 – 3/1/1992	16,632	530,073	(7)	40.7%
3/2/1992 – 3/1/1993	12,653	542,726	(8)	41.6%
3/2/1993 – 3/1/1994	7,470	550,196	(9)	42.2%
3/2/1994 – 3/1/1995	18,320	568,516	(10)	42.8%
3/2/1996 – 10/20/1996	1,085	569,601		—
10/21/1996	4,000	573,601	(11)	—
3/2/1997 – 4/24/1998	3,303	576,904	(12)	—
4/25/1998 – 6/5/1998	3,584	580,488	(13)	—
3/2/1999 – 3/1/2000	711	581,199	(14)	26.1%
3/2/2000 – 3/1/2001	2,187	583,386	(15)	26.7%
3/2/2001 – 7/16/2002	1,683	585,069	(16)	—
2/4/2003	969	586,038	(17)	—
3/2/2003 – 4/15/2004	1,139	587,177	(18)	29.6%
3/16/2007 – 3/31/2008	7,004	594,181	(19)	29.6%
12/1/2008 – 3/31/2009	12,608	606,789	(20)	30.2%

(1)	Beneficial ownership of Common Stock by the Reporting Person as of June 30, 1984, as reported in the Issuer’s Regulation A Offering Statement on Form 1-A filed on September 17, 1984.
(2)	Beneficial ownership of Common Stock by the Reporting Person as of April 1, 1987, as reported in the Issuer’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 1986, filed on May 7, 1987.
(3)	Beneficial ownership of Common Stock by the Reporting Person as of February 22, 1988, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1987.
(4)	Beneficial ownership of Common Stock by the Reporting Person as of February 1, 1989, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1988.
(5)	Beneficial ownership of Common Stock by the Reporting Person as of February 1, 1990, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1989.
(6)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 1991, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1990.
(7)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 1992, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 1991.
(8)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 1993, as reported in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 1992.
(9)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 1994, as reported in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 1993.
(10)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 1995, as reported in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 1994.

Page 5 of 6 Pages

(11)	Beneficial ownership of Common Stock by the Reporting Person as of October 21, 1996, as reported in the Reporting Person’s Form 4 filed November 8, 1996. The Form 4 reports the Reporting Person’s acquisition of 4,000 shares of Common Stock in an open market or private purchase transaction at a price of $4.00 per share.
(12)	Beneficial ownership of Common Stock by the Reporting Person as of April 24, 1998 and January 5, 1998, as reported in the Reporting Person’s Forms 4 filed June 5, 1998 and March 25, 1998, respectively. The Form 4 filed on June 5, 1998 reports the Reporting Person’s acquisition on April 24, 1998 of 3,000 shares of Common Stock in an open market or private purchase transaction at a price of $5.00 per share. The Form 4 filed on March 25, 1998 reports the Reporting Person’s acquisition on January 5, 1998 of 302 shares of Common Stock in an open market or private purchase transaction at a price of $5.00 per share.
(13)	Beneficial ownership of Common Stock by the Reporting Person as of June 5, 1998, as reported in the Reporting Person’s Form 4 filed July 21, 1998. The Form 4 reports the acquisition of 3,584.48 shares of Common Stock in an open market or private purchase transaction at a price of $5.00 per share.
(14)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 2000, as reported in the Issuer’s Proxy Statement on Schedule 14A filed April 28, 2000.
(15)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 2001, as reported in the Issuer’s Proxy Statement on Schedule 14A filed April 27, 2001.
(16)	Beneficial ownership of Common Stock by the Reporting Person as of July 16, 2002, as reported in the Reporting Person’s Form 4 filed August 6, 2002. The Form 4 reports the acquisition of 441 shares of Common Stock in an open market or private purchase transaction at a price of $7.25 per share.
(17)	Beneficial ownership of Common Stock by the Reporting Person as of March 1, 2003, as reported in the Reporting Person’s Form 5 filed February 13, 2003. The Form 5 reports the acquisition of 969 shares of Common Stock in an open market or private purchase transaction at a price of $6.60 per share.
(18)	Beneficial ownership of Common Stock by the Reporting Person as of April 15, 2004, as reported in the Issuer’s Proxy Statement on Schedule 14A filed May 3, 2004.
(19)	Beneficial ownership of Common Stock by the Reporting Person as of March 31, 2008, as reported in the Issuer’s Proxy Statement on Schedule 14A filed April 30, 2008.
(20)	Beneficial ownership of Common Stock by the Reporting Person as of March 31, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2014
(Date)

/s/ Herman J. Russell
(Signature)

Herman J. Russell